UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2019

Commission File 001 — 33175

Vedanta Limited

(Exact name of registrant as specified in the charter)

1st Floor, ‘C’ wing, Unit 103,

Corporate Avenue, Atul Projects,

Chakala, Andheri (East),

Mumbai-400 093

Maharashtra, India

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Table of Contents

Please find enclosed herewith the copy of the Postal Ballot Notice dated November 01, 2019 including form and other relevant documents, being sent to all the members whose names appear in the register of members / list of beneficial owners received from the National Securities Depository Limited (“NSDL”) and Central Depository Services (India) Limited (“CDSL”) as on Friday, October 18, 2019 (“Cut-off date”), seeking approval of the members on the matters as set out in the Postal Ballot Notice.

The Postal Ballot Notice seeks approval of members, through a special resolution, for continuation of directorship of Mr. Krishnamurthi Venkataramanan (DIN: 00001647) as Non-Executive Independent Director beyond the age of 75 years in his current tenure and his re-appointment for a second and final term of one (1) year effective from April 01, 2020 till March 31, 2021 notwithstanding that he has attained the age of 75 years.

The Company has engaged the services of Karvy Fintech Private Limited (“Karvy”) for the purpose of providing e-voting facility to all its members. The voting through postal ballot and through e-voting will commence from Thursday, November 07, 2019 (9:00 A.M. IST) and shall end on Friday, December 06, 2019 (5:00 P.M. IST). The results of the postal ballot will be announced within the statutory timelines.

The above information will also be made available on the website of the Company:

https://www.vedantalimited.com

We request you to kindly take the above information on record.

Exhibits

Ex-99.1 Postal Ballot Notice dated November 1, 2019 alongwith Form.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 4, 2019

VEDANTA LIMITED

By:	/s/ Prerna Halwasiya
Name:	Prerna Halwasiya
Title :	Company Secretary & Compliance Officer